77E
Note F-- Contingencies
In May 2000, a suit was filed against the Lincoln National
Convertible
Securities Fund, Inc. (the "Fund") and its Directors in the
United States
District Court for the Eastern District of Pennsylvania (the
"District Court").
Goldstein v. Lincoln National Convertible Securities Fund,
Inc., Case No.
00-CV-2653. The plaintiff was a stockholder of the Fund who, in April 2000, expressed an intention (a) to nominate candidates for the two director positions that were to be filled at the Fund's 2000 annual meeting in May, (b) to move that the shareholders pass a certain resolution at the 2000 annual meeting in
May and (c) to solicit proxies. The Fund informed him that it would not permit him to raise the matters he wished to raise at the 2000 annual meeting because he had failed to notify the Fund of his intentions prior to a January 2000 deadline that had been announced in the Fund's proxy statement for the prior year. In the action, the plaintiff claimed that it was illegal for the Fund to enforce this deadline and that the defendants made false and misleading statements in the proxy materials that the Fund disseminated in connection with the 2000 annual meeting. The primary relief that the plaintiff sought was an order compelling the Fund to put up two classes of its staggered board for election at the 2001 annual meeting -- the class that would ordinarily be put up for election at that meeting but also the class that was elected at the 2000 annual meeting. The Fund asserted counterclaims against the plaintiff, contending that arrangements he had with various beneficial holders of the
Fund's shares gave rise to violations of the federal securities laws. On April
27, 2001, the District Court found in favor of the plaintiff.
This ruling was
based on the District Court's conclusion that the published deadline for submitting shareholder proposals was invalid and unenforceable because it was not also reflected in the Fund's bylaws. The District Court also ruled in favor of the plaintiff with respect to the Fund's counterclaim. The District Court issued an order setting aside the election of the Fund's Class 1 Directors at the 2000 annual meeting and ordered that a new election be conducted with respect to the Class 1 Director positions. The Board of Directors appealed the ruling of the District Court in this case. In March 2003, the Fund and its
Directors reached a financial settlement with the plaintiff, the entire cost of which was borne by the Fund's investment advisor. The
District Court's decision
in favor of the plaintiff was subsequently vacated in April
2003.
In addition, in January 2001, an action was filed against the Fund and its directors in the Circuit Court for Baltimore City in Baltimore, Maryland.
Daniels v. Lincoln National Convertible Securities Fund, Inc. (Daniels I). This action purports to have been brought on behalf of a class consisting of all the
Fund's shareholders. The allegations in this action are functionally identical to those in the action described above.
In September 2001, the plaintiff in Daniels I filed a separate class action complaint in the District Court for the Southern District of New York. In addition to the Fund and its directors, the complaint in Daniels v. Lincoln
National Convertible Securities Fund, Inc. (Daniels II) names
Lincoln Investment
Management (the Fund's investment advisor prior to January
1, 2001) and Delaware
Management Company (the Fund's current investment advisor) as defendants. The complaint alleges that the defendants engaged in a joint transaction in contravention of Section 17(d) of the Investment Company
Act of 1940.
Specifically, the complaint alleges that the Directors and the Fund's investment advisor improperly used Fund assets to finance a proxy contest against Mr.
Goldstein and related litigation. The plaintiff seeks unspecified damages and attorney's fees.